UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: February 15, 2006

DRILLING EXTENDS CUELLO ZONE GOLD DISCOVERIES AT LA CABEZA

Vancouver, B. C., February 15, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB, USA: EXRCF) reports that new diamond drilling has extended the discovery of gold mineralization on the Cuello Zone of its La Cabeza gold project.

Preliminary assay results include intercepts of 6.6 metres at a grade of 4.8 grams per tonne (“g/t”) gold and 4 metres at a grade of 4.5 g/t gold from drill holes in the Cuello Central Vein. Drilling results from the Cuello East Vein include a new intercept of 10.5 metres at a grade of 6.4 g/t gold. At Cuello West, two new drill holes successfully intersected gold mineralization within the defined extent of the zone. The Cuello East and Cuello West discoveries were first announced in August 2005.

Company Chairman, Yale Simpson, commented: “These results extend our earlier discoveries at the Cuello Zone. The Cuello East and the Cuello Central veins remain open along strike to the south and at depth. The new Cuello West Vein is open in all directions. These new results and other recent discoveries at La Cabeza demonstrate the growth potential of the project and will be reflected in a new resource estimate.”

Detailed Cuello Zone Results

Significant assay results from the six additional diamond drill holes testing the Cuello Zone are as follows:

Hole	Zone	From	To	Width	Gold grade
		(m)	(m)	(m)	(g/t)
LCD-83	Cuello East	88	98.5	10.5	6.4
including		89	90	1	8.4
and		91	91.8	0.8	12.2
and		93.8	94.5	0.7	16.4
and		96.3	97	0.7	11.3
		192.6	194.6	2.1	3.1
including		192.6	193.5	0.9	5.7
LCD-79	Cuello Central	39	42	3	1.3
		51	54	3	1.9
		115.9	119.8	3.9	2.1
		123	129.3	6.3	1.3
		137	144	7	1.2
		149	151.6	2.6	1.3
		156	158	2	1.8
LCD-80	Cuello Central	21.5	28.1	6.6	2.2
LCD-84	Cuello Central	26	29	3	1.4
		128.4	135	6.6	4.8
		138	139	1	3.4
		151	155	4	1.3*
		156	160	4	4.5*

including		158	159	1	10.1
		161	163	2	1.1
		175	177	2	1.5*
LCD-78	Cuello West	19	21	2	4.5
		45	46.2	1.2	4.8
LCD-81	Cuello West	4.5	6	1.5	1.2
		44	51	7	2.8
including		46	47.2	1.2	0.3
		53	53.5	0.5	2.5

* Assay results for the intervals 155 – 156 metres and 177 – 178 metres are presently unavailable.

Note: Regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralized and unmineralized rocks) have been collected and dispatched to the University of San Juan in Argentina for simple compression tests.

Cuello East drilling to date has largely been limited to one drill section due to access limitations; however, the gold mineralization has now been defined over a 200 metres vertical depth. The latest drill hole, LCD-83, intersected two zones; an upper zone with 10.5 metres at a grade of 6.4 g/t gold and a lower zone with 2.1 metres at 3.1 g/t gold. Significantly, this new drill hole intersected the zone midway (down dip) between earlier drill holes, LCD-24 and LCD-62, both of which were also mineralized (see Exeter news release dated October 14, 2005).

On the Cuello Central Vein, diamond drill holes LCD-79, LCD-80, and LCD-84 were sited as infill drill holes between previous drill sections. The holes are part of the ongoing definition drilling program to raise the confidence level of previously estimated “inferred” resources to “indicated” or “measured” resources. The drill intercepts were generally as predicted from previous drilling.

On the Cuello West Vein, diamond drill holes LCD-78 and LCD-81 were drilled to follow up on LCD-61, which had intersected three mineralized intervals (see Exeter news release dated October 6, 2005). LCD-78 was located 25 metres north of the discovery hole, LCP-169 (6 metres at a grade of 15.5 g/t gold), and 145 metres south of the northernmost drill hole LCP-175. The new drill hole, LCD-78, intersected 2 metres at 4.5 g/t gold from a depth of 19 metres, followed by 1.2 metres at 4.8 g/t gold, confirming that the vein likely extends to surface (below a veneer of sand). Diamond drill hole LCD-81, located in the central area of the Cuello West vein, intersected a 7 metre zone at a grade of 2.8 g/t gold from a depth of 44 metres, in line with the predicted grade at that location. The Cuello West veins will now be drilled to test potential strike extensions to the north and south.

Current Exploration

The project’s diamond drill rig is currently sited on the Mandibula Zone to test for strike and width extensions to the zone, and to perform infill drilling to upgrade the inferred resource. A multipurpose diamond and reverse circulation drill rig is drilling the Central Vein Zone, and potential extensions to the Luna Zone. The RAB drill rig currently is testing a gold target under shallow sand cover midway between the Mandibula and Ojo Zones.

The location of the various mineralized zones can be found on the Exeter website: www.exeterresource.com

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard and blank samples are used throughout the sample sequence as checks. Note that the drill widths presented above are drill intersection widths and may not represent true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies. The objective of the drilling program is to upgrade and significantly expand previously-estimated inferred and indicated gold resources.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on 7 epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President
Rob Grey, Investor Relations

Suite 301, 700 West Pender Street
Vancouver, B.C. Canada V6C 1G8

Tel: 604.688.9592 Fax: 604.688.9532
Toll-free 1-888-688-9592
exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

February 15, 2006

Item 4.	News Release

The Press Release dated February 15, 2006 was disseminated via Canada Stockwatch and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported that new diamond drilling has extended the discovery of gold mineralization on the Cuello Zone of its LA Cabeza gold project.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 15th day of February, 2006.

SCHEDULE “A”

For Immediate Release: February 15, 2006

DRILLING EXTENDS CUELLO ZONE GOLD DISCOVERIES AT LA CABEZA

Vancouver, B. C., February 15, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB, USA: EXRCF) reports that new diamond drilling has extended the discovery of gold mineralization on the Cuello Zone of its La Cabeza gold project.

Preliminary assay results include intercepts of 6.6 metres at a grade of 4.8 grams per tonne (“g/t”) gold and 4 metres at a grade of 4.5 g/t gold from drill holes in the Cuello Central Vein. Drilling results from the Cuello East Vein include a new intercept of 10.5 metres at a grade of 6.4 g/t gold. At Cuello West, two new drill holes successfully intersected gold mineralization within the defined extent of the zone. The Cuello East and Cuello West discoveries were first announced in August 2005.

Company Chairman, Yale Simpson, commented: “These results extend our earlier discoveries at the Cuello Zone. The Cuello East and the Cuello Central veins remain open along strike to the south and at depth. The new Cuello West Vein is open in all directions. These new results and other recent discoveries at La Cabeza demonstrate the growth potential of the project and will be reflected in a new resource estimate.”

Detailed Cuello Zone Results

Significant assay results from the six additional diamond drill holes testing the Cuello Zone are as follows:

Hole	Zone	From	To	Width	Gold grade
		(m)	(m)	(m)	(g/t)
LCD-83	Cuello East	88	98.5	10.5	6.4
including		89	90	1	8.4
and		91	91.8	0.8	12.2
and		93.8	94.5	0.7	16.4
and		96.3	97	0.7	11.3
		192.6	194.6	2.1	3.1
including		192.6	193.5	0.9	5.7
LCD-79	Cuello Central	39	42	3	1.3
		51	54	3	1.9
		115.9	119.8	3.9	2.1
		123	129.3	6.3	1.3
		137	144	7	1.2
		149	151.6	2.6	1.3
		156	158	2	1.8
LCD-80	Cuello Central	21.5	28.1	6.6	2.2
LCD-84	Cuello Central	26	29	3	1.4
		128.4	135	6.6	4.8
		138	139	1	3.4
		151	155	4	1.3*
		156	160	4	4.5*

including		158	159	1	10.1
		161	163	2	1.1
		175	177	2	1.5*
LCD-78	Cuello West	19	21	2	4.5
		45	46.2	1.2	4.8
LCD-81	Cuello West	4.5	6	1.5	1.2
		44	51	7	2.8
including		46	47.2	1.2	0.3
		53	53.5	0.5	2.5

* Assay results for the intervals 155 – 156 metres and 177 – 178 metres are presently unavailable.

Note: Regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralized and unmineralized rocks) have been collected and dispatched to the University of San Juan in Argentina for simple compression tests.

Cuello East drilling to date has largely been limited to one drill section due to access limitations; however, the gold mineralization has now been defined over a 200 metres vertical depth. The latest drill hole, LCD-83, intersected two zones; an upper zone with 10.5 metres at a grade of 6.4 g/t gold and a lower zone with 2.1 metres at 3.1 g/t gold. Significantly, this new drill hole intersected the zone midway (down dip) between earlier drill holes, LCD-24 and LCD-62, both of which were also mineralized (see Exeter news release dated October 14, 2005).

On the Cuello Central Vein, diamond drill holes LCD-79, LCD-80, and LCD-84 were sited as infill drill holes between previous drill sections. The holes are part of the ongoing definition drilling program to raise the confidence level of previously estimated “inferred” resources to “indicated” or “measured” resources. The drill intercepts were generally as predicted from previous drilling.

On the Cuello West Vein, diamond drill holes LCD-78 and LCD-81 were drilled to follow up on LCD-61, which had intersected three mineralized intervals (see Exeter news release dated October 6, 2005). LCD-78 was located 25 metres north of the discovery hole, LCP-169 (6 metres at a grade of 15.5 g/t gold), and 145 metres south of the northernmost drill hole LCP-175. The new drill hole, LCD-78, intersected 2 metres at 4.5 g/t gold from a depth of 19 metres, followed by 1.2 metres at 4.8 g/t gold, confirming that the vein likely extends to surface (below a veneer of sand). Diamond drill hole LCD-81, located in the central area of the Cuello West vein, intersected a 7 metre zone at a grade of 2.8 g/t gold from a depth of 44 metres, in line with the predicted grade at that location. The Cuello West veins will now be drilled to test potential strike extensions to the north and south.

Current Exploration

The project’s diamond drill rig is currently sited on the Mandibula Zone to test for strike and width extensions to the zone, and to perform infill drilling to upgrade the inferred resource. A multipurpose diamond and reverse circulation drill rig is drilling the Central Vein Zone, and potential extensions to the Luna Zone. The RAB drill rig currently is testing a gold target under shallow sand cover midway between the Mandibula and Ojo Zones.

The location of the various mineralized zones can be found on the Exeter website: www.exeterresource.com

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard and blank samples are used throughout the sample sequence as checks. Note that the drill widths presented above are drill intersection widths and may not represent true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies. The objective of the drilling program is to upgrade and significantly expand previously-estimated inferred and indicated gold resources.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on 7 epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President
Rob Grey, Investor Relations

Suite 301, 700 West Pender Street
Vancouver, B.C. Canada V6C 1G8

Tel: 604.688.9592 Fax: 604.688.9532
Toll-free 1-888-688-9592
exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date February 15, 2006

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director